                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO


                                 (RULE 14d-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                      (AMENDMENT NO. 3 - FINAL AMENDMENT)*


                                TCSI CORPORATION
                       (Name of Subject Company (Issuer))


                          ROCKET ACQUISITION SUB, INC.
                                    (OFFEROR)
                              ROCKET SOFTWARE, INC.
                               (PARENT OF OFFEROR)
                            (Names of Filing Persons)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                                    87233R106
                      (CUSIP Number of Class of Securities)


                                 JOHAN MAGNUSSON
                              ROCKET SOFTWARE, INC.
                               2 APPLE HILL DRIVE
                           NATICK, MASSACHUSETTS 01760
                             TELEPHONE: 508-655-4321
                            TELECOPIER: 508-652-4777
          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                                 WITH COPIES TO:


        Peter M. Moldave, Esq.                    Robert S. Townsend, Esq.
    Lucash, Gesmer & Updegrove LLP                 Russell J. Wood, Esq.
           40 Broad Street                        Morrison & Foerster LLP
     Boston, Massachusetts 02109                     425 Market Street
       Telecopier: 617-350-6878               San Francisco, California 94105
                                                 Telecopier: (415) 268-7522


                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION(1)              AMOUNT OF FILING FEE(2)
  ------------------------              -----------------------
        $10,722,066                              $987

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.52 (i.e. the tender offer price) and (ii) 20,619,357, the maximum number of shares of TCSI common stock to be acquired in this tender offer and the merger (including 64,109 shares issuable upon exercise of TCSI stock options with a per share price equal to or less than the tender offer price).

(2) Filing fee previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation. Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing. ? Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|         amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

* This final amendment also constitutes the initial filing of the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the initial filing of the Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 87233R106

1.   NAMES OF REPORTING PERSONS/
     Rocket Software, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     IRS Id. No:  04-3090800
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  ( )
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          (  )

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                13,917,581
     EACH       ----------------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           13,917,581
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,917,581
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                                 (  )
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           67.7%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           CO
--------------------------------------------------------------------------------

(1) Based on the 20,555,248 shares issued and outstanding as of the close of business on October 28, 2002.

                                  SCHEDULE 13D

     CUSIP No.  87233R106

1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Rocket Acquisition Sub, Inc..

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  ( )
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          (  )

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Nevada
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                13,917,581
     EACH       ----------------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           13,917,581
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,917,581
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                                 (  )
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           67.7%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           CO
--------------------------------------------------------------------------------

(1) Based on the 20,555,248 shares issued and outstanding as of the close of business on October 28, 2002.

                                  SCHEDULE 13D

     CUSIP No.  87233R106

1.   NAMES OF REPORTING PERSONS/
     Johan Magnusson
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  ( )
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          (  )

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Sweden
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                13,917,581 (1)
     EACH       ----------------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           13,917,581 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,917,581 (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                                 (  )
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           67.7%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of ownership of Rocket Software, Inc. described in Schedule TO (as defined below). For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this
     Schedule 13D.

(2) Based on the 20,555,248 shares issued and outstanding as of the close of business on October 28, 2002.

                                  SCHEDULE 13D

     CUSIP No.  87233R106

1.   NAMES OF REPORTING PERSONS/
     Andrew Youniss
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  ( )
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          (  )

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                13,917,581 (1)
     EACH       ----------------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           13,917,581 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,917,581 (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                                 (  )
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           67.7%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of ownership of Rocket Software, Inc. described in Schedule TO (as defined below). For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this
     Schedule 13D.

(2) Based on the 20,555,248 shares issued and outstanding as of the close of business on October 28, 2002.

                                  SCHEDULE 13D

     CUSIP No.  87233R106

1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Matthew Kelley

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  ( )
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          (  )

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                13,917,581 (1)
     EACH       ----------------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           13,917,581 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,917,581 (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                                 (  )
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           67.7%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------

(1) Beneficial ownership of the shares of common stock is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such shares as a result of ownership of Rocket Software, Inc. described in Schedule TO (as defined below). For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, such beneficial ownership is expressly disclaimed, except to the extent of its respective pecuniary interest therein, if any, or as otherwise described in this
     Schedule 13D.

(2) Based on the 20,555,248 shares issued and outstanding as of the close of business on October 28, 2002.

This Amendment No. 3 is the final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on November 19, 2002, relating to the offer by Rocket Acquisition Sub, Inc., a Nevada corporation ("Purchaser") and a wholly-owned subsidiary of Rocket Software, Inc., a Delaware corporation ("Rocket"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of TCSI Corporation, a Nevada corporation ("TCSI"), at a purchase price of $0.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), each dated November 19, 2002, of Purchaser previously filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.


Item 1-9 and Item 11.

The Offer expired at 12:00 midnight, Boston time, on Thursday, December 26, 2002. Based upon preliminary information provided by Equiserve Trust Company, Inc., the Depositary for the Offer, a total of approximately 13,917,581 Shares were validly tendered and not withdrawn in the Offer, including approximately 132,085 Shares tendered to the Depositary pursuant to the Offer's guaranteed delivery procedure. The Purchaser has accepted for payment all properly tendered Shares. Following the purchase of the Shares, the Purchaser is the beneficial owner of approximately 67.7% of the outstanding Shares.

Pursuant to the terms of the Merger Agreement, previously filed as Exhibit
(d)(1) to the Schedule TO, all remaining publicly held Shares (other than Shares held by Company stockholders who properly exercise their dissenters' rights under applicable Nevada law) will be acquired for $0.52 per Share in a subsequent second-step merger of the Purchaser and TCSI (the "Merger") upon satisfaction or waiver of the conditions to the Merger under the Merger Agreement, including the approval of the Merger Agreement by holders of Shares. As a result of the purchase of 67.7% of the outstanding Shares by the Purchaser in the Offer, the Purchaser has sufficient voting power to approve the Merger without the vote of any other holder of Shares.

On December 27, 2002, Rocket issued a press release, a copy of which is filed as Exhibit (a)(11) to this Amendment No. 4 and is incorporated herein by reference, announcing the final results of the Offer.

Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(11) Press Release issued by Rocket on December 27, 2002.

                                   SIGNATURES


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         ROCKET ACQUISITION SUB, INC.

                                         By: /s/ Johan Magnusson
                                             ------------------------
                                             Name:  Johan Magnusson
                                             Title: President

                                         ROCKET SOFTWARE, INC.

                                         By: /s/ Johan Magnusson
                                             ------------------------
                                             Name: Johan Magnusson
                                             Title: Chief Operating Officer and
                                                    Vice President

                                         By: /s/ Johan Magnusson
                                             ------------------------
                                             Name: Johan Magnusson


                                         By: /s/ Andrew Youniss
                                             ------------------------
                                             Name: Andrew Youniss


                                         By: /s/ Matthew Kelley
                                             ------------------------
                                             Name: Matthew Kelley

Dated:  December 27, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(11)           Press Release issued by Rocket on December 27, 2002